Squire Patton Boggs (US) LLP
221 E. Fourth St., Suite 2900
Cincinnati, Ohio 45202
O +1 513 361 1200
F +1 513 361 1201
squirepattonboggs.com

Toby D. Merchant
T +1 513 361 1229
toby.merchant@squirepb.com

July 11, 2016

Via EDGAR and Federal Express
Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Fox Factory Holding Corp. Form 10-K for the Year Ended December 31, 2015 Filed February 29, 2016 File No. 001-36040

Dear Mr. Mew:
On behalf of Fox Factory Holding Corporation (the “Company”), set forth below is a response to the comment provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 7, 2016, relating to the above-captioned Form 10-K for the Year Ended December 31, 2015 filed with the Commission on February 29, 2016 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comment in bold, italic typeface followed by the Company’s response. References to “we,” “our” and “Registrant” refer to the Company. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K. All responses are those of the Company only.

Form 10-K for the year ended December 31, 2015
Notes to Consolidated Financial Statements
Note 15. Acquisitions, page 77

1.
We note from your disclosure on page 78 that in connection with the December 2014 Race Face/Easton acquisition, you paid approximately $29,857 and have a potential earn-out opportunity of up to a maximum of approximately $14,063 contingent upon continued employment and the achievement of certain performance-based financial targets through October 2016. We also note that in November 2015, you entered into an agreement which guaranteed the earn-out payments payable in 2016 and 2017, subject to conditions including continued employment. In light of the continued employment contingencies, please explain to us how you accounted for this potential earn-out liability at the time of the acquisition in December 2014, as well as at the time of the amended agreement in November 2015.

The Company advises the Staff that the earn-out payments are subject to automatic forfeiture upon termination of the employment of the former majority shareholder.  Accordingly, the Company has accounted for the earn-out as compensation expense.  Prior to the November 2015 amendment, compensation expense was recorded over the first financial performance period that ended in October 2015, based on projected results at each balance sheet date compared to the contractual target. Following the November 2015 amendment, compensation expense has been recorded on a straight-line basis over the required time-based service period, which considers that employment is required through April 1, 2017.  In future periodic filings that require disclosure regarding the Race Face/Easton acquisition and related commitments, the Company will disclose that the earn-out payments are accounted for as compensation expense.

In connection with this response to the Staff’s comment, please be advised that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find the Company’s response to the comment of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact Toby D. Merchant at (513) 361-1200.
Sincerely,
Squire Patton Boggs (US) LLP
/s/ Toby D. Merchant
Toby D. Merchant
Partner

cc:	Zvi Glasman, Fox Factory Holding Corp.
David Haugen, Fox Factory Holding Corp.